UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to ______________

Commission file number 1-10258

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

TREDEGAR CORPORATION
RETIREMENT SAVINGS PLAN

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tredegar Corporation 1100 Boulders Parkway Richmond, Virginia 23225

REQUIRED INFORMATION

See Appendix 1.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer  the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

	By:	/s/ A. Brent King
A. Brent King
Employee Savings Plan Committee

Date: June 28, 2010

2

Appendix 1

Tredegar Corporation Retirement
Savings Plan

FINANCIAL REPORT

DECEMBER 31, 2009 AND 2008

3

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-16

SUPPLEMENTARY INFORMATION

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)-Schedule I	17

EXHIBIT

Consent of Independent Registered Public Accounting Firm	18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
Tredegar Corporation Retirement Savings Plan
Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the Tredegar Corporation Retirement Savings Plan (Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Witt Mares, PLC

Richmond, Virginia
June 17, 2010

FINANCIAL STATEMENTS

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
ASSETS

Investments, at fair value:
Money market fund	$-	$853,100
Tredegar Corporation common stock	34,796,816	39,309,923
Mutual funds	44,278,013	-
Actively managed commingled funds	-	41,757,534
Common collective trust	8,182,082	-
Loans to participants	1,980,146	1,632,502

Total investments	89,237,057	83,553,059

Receivables:
Accrued interest and dividends	88,618	88,267

Total receivables	88,618	88,267

Total assets	89,325,675	83,641,326

LIABILITIES

Benefits payable	115,378	125,521
Accrued administrative fees	-	3,197
Due to broker for securities purchased	-	1,580

Total liabilities	115,378	130,298

Net assets available for benefits, at fair value	89,210,297	83,511,028
Adjustment from fair value to contract value for fully benefit responsive investment contract	350,148	-
Net assets available for benefit	$89,560,445	$83,511,028

See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2009 and 2008

	2009	2008
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Interest	$118,529	$154,936
Dividends	1,388,404	353,278
Net appreciation (depreciation) in fair value of investments	4,382,539	(13,252,984)

Total investment income (loss)	5,889,472	(12,744,770)

Contributions:
Employer	2,487,673	2,805,665
Participants’	4,039,181	4,729,439
Rollover	205,200	41,725

Total contributions	6,732,054	7,576,829

Total additions	12,621,526	(5,167,941)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Administrative expenses	74,485	12,934
Benefits paid to participating employees	6,497,624	10,687,396

Total deductions	6,572,109	10,700,330

NET INCREASE (DECREASE)	6,049,417	(15,868,271)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	83,511,028	99,379,299

End of year	$89,560,445	$83,511,028

 See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

NOTE 1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Tredegar Corporation (Tredegar), which is engaged directly in the manufacturing of plastic films and aluminum extrusions, is a Virginia corporation.  The Tredegar Corporation Retirement Savings Plan (Plan) was adopted by the Board of Directors of Tredegar on June 14, 1989 and the Plan was effective as of July 1, 1989.

The Plan is subject to Titles I, II and III and is exempt from Title IV of the Employee Retirement Income Security Act of 1974 (ERISA). Title IV of ERISA provides for federally sponsored insurance for plans that terminate with unfunded benefits.  No such insurance is provided to participants in this Plan; however, because the benefits that participants are entitled to receive are always equal to the value of their account balances, the Plan is always fully funded.  The value of a participant's account may change from time to time.  Each participant assumes the risk of fluctuations in the value of his or her account.

The accompanying financial statements of the Plan have been prepared in conformity with U. S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Fair Value Measurements

Recent Accounting Pronouncement

On January 1, 2008, the Plan adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820 “Fair Value Measurements and Disclosures”, for financial assets and liabilities.  The Plan delayed the application of ASC Topic 820 for non-financial assets and non-financial liabilities, until January 1, 2009.  ASC Topic 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  See Note 11.

Security Transactions and Related Investment Income

Security transactions are accounted for on the trade date and dividend income is recorded as earned on the ex-dividend date.  Interest income is recorded as earned on the accrual basis.  In determining the realized net gain or loss on securities

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

NOTE 1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

sold, the cost of securities is determined on a historic cost basis.  The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid or when payment has been attempted.

Investment Valuation

Investments are stated at fair value determined as follows:

Money market funds - market price which is equivalent to cost

Common stock - last published sale price on the New York Stock Exchange

Actively managed commingled funds - provided in the audited annual report of the Frank Russell Trust Company

Common collective trust - Investments in the Stable Asset Fund (Guaranteed Investment Contract, GIC) are credited with earnings on the underlying investments (principally the JP Morgan Asset Management Stable Asset Income Fund) and charged for plan withdrawals and administrative expenses.  The GIC is included in the investments at fair value at December 31, 2009, and is then adjusted to contract value.  Fair value is based on the annual report of the JP Morgan Asset Management Stable Asset Income Fund.  Contract value represents deposits made to the account plus interest earned on those deposits, less any withdrawals, withdrawal charges, and asset charges.

Shares of mutual funds were valued at quoted market prices, which represent the net asset value of shares held by the Plan

Recent Accounting Pronouncement

Effective January 1, 2009, the Company adopted ASC 105-10, “Generally Accepted Accounting Principles – Overall”, which was formerly known as Statement of Financial Accounting Standards (SFAS) No. 168. ASC 105-10 establishes the FASB ASC (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

NOTE 1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

In May 2009, the FASB issued ASC 855-10, formerly SFAS No. 165, “Subsequent Events”. ASC 855-10 establishes principles and requirements for the reporting of events or transactions that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855-10 is effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009. As such, the Plan adopted these provisions during the period. Adoption of ASC 855-10 did not have a material effect on the Plan’s financial statements.

NOTE 2.                DESCRIPTION OF PLAN

The Plan is a defined contribution plan.  Information regarding plan benefits and vesting is provided in the Plan and related documents, which are available at Tredegar's main office at 1100 Boulders Parkway, Richmond, Virginia.

NOTE 3.                CONTRIBUTIONS AND INVESTMENT OPTIONS

A participant may contribute a percentage of his or her base pay (as defined) ranging from a minimum of .1% (one-tenth of one percent) to 75%.  With the exception of certain collectively bargained plans, the company match contribution is $1.00 for every $1.00 a participant contributes up to 6% each payroll period.

With the exception of Participants covered under certain collective bargaining agreements, Employees hired on or after January 1, 2007 will automatically be enrolled in the retirement savings plan at a three percent contribution level unless they choose to contribute more or less.  The default investment fund is the age appropriate target fund.

Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers twenty (20) mutual funds, Tredegar stock and one (1) common collective trust as investment options to participants.

All Employer Contributions are invested in the Tredegar Stock Fund.  Effective January 1, 2007, if the Participant has at least three years of service, any existing Company matching funds as of December 31, 2006 can be transferred once per month as follows: a maximum of up to 33% of the participant’s existing units can be transferred during 2007, up to 66% in 2008, and up to 100% in 2009.  If the

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

NOTE 3.                CONTRIBUTIONS AND INVESTMENT OPTIONS (Concluded)

Participant is age 55 with at least three years of service, the Participant may transfer all or any part of their company matching account on a monthly basis.  Company matching contributions made after January 1,  2007 (“Post-2006 Match”) will be invested in company stock, and the Participant may continue to keep their match in Tredegar stock.  However, if the Participant has at least three years of service, the Participant will  be able to transfer the Post-2006 Match to other funds on a monthly basis.

NOTE 4.                 INVESTMENTS

 The following table presents the fair value of investments as of December 31, 2009 and 2008.

	2009 (1)	2008 (1)
Money market fund - Russell Trust Company Short-Term Investment Fund	$-	$853,100

Investments at fair value as determined by quoted market price:
Common stock:
Tredegar Corporation	34,796,816	39,309,923
Mutual Funds:
PIMCO Funds Total Return Fund A	$5,062,468	$-
JP Morgan Smart Retirement Income Select	71,823	-
JP Morgan Smart Retirement 2010 Select	3,996,863	-
JP Morgan Smart Retirement 2015 Select	412,139	-
JP Morgan Smart Retirement 2020 Select	7,080,989	-
JP Morgan Smart Retirement 2025 Select	30,438	-
JP Morgan Smart Retirement 2030 Select	3,114,697	-
JP Morgan Smart Retirement 2035 Select	43,314	-
JP Morgan Smart Retirement 2040 Select	903,209	-
JP Morgan Smart Retirement 2045 Select	6,547	-
JP Morgan Smart Retirement 2050 Select	674,870	-
Eaton Vance Large-Cap Value I	124,001	-
Columbia Large Cap index Z	13,012,040	-
American Funds Growth Fund of America R4	844,540	-
Columbia Mid Cap Value Z	61,839	-
Morgan Stanley Inst Mid Cap Growth I	371,088	-
Thornburg International Value R4	2,195,106	-
American Funds EuroPacific Growth R4	2,743,369	-
Allianz NFJ Small Cap Value A	1,917,838	-
Van Kampen Small Cap Growth A	1,610,835	-
	44,278,013	-

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

NOTE 4.                INVESTMENTS (Continued)

	2009 (1)	2008 (1)
Actively managed commingled funds(2):
Russell Investment Contract Fund, Class C	-	8,381,059
Russell Equity I Fund, Class G	-	6,118,201
Russell Small Capitalization Fund, Class D	-	2,923,662
Russell Fixed Income I Fund, Class B	-	4,141,950
Tredegar 2010 Strategy Fund	-	3,481,223
Tredegar 2020 Strategy Fund	-	5,445,020
Tredegar 2030 Strategy Fund	-	2,139,018
Tredegar 2040 Strategy Fund	-	594,475
Tredegar 2050 Strategy Fund	-	482,047
Russell 1000 Index Fund, Class A	-	4,455,259
Russell All International Markets Fund, Class B	-	3,595,620
	-	41,757,534
Common Collective Trust(3)
JP Morgan Stable Asset Income	8,182,082	-
Loans to participants	1,980,146	1,632,502
Total investments	$89,237,057	$83,553,059

 (1)  Investments are carried in the statements of net assets available for benefits at fair value.
 (2)  Investment values are based on the audited annual report of the Frank Russell Trust Company.
 (3)  Investment values are based on the audited annual report of the JP Morgan Asset Management Stable Asset Income Fund.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

NOTE 4.                INVESTMENTS (Concluded)

During the years ended December 31, 2009 and 2008, the Plan's investment portfolio (including investments bought, sold and held during the year) appreciated (depreciated) in value by $4,382,539 and $(13,252,984)  as follows:

	2009	2008

Investments at fair value as determined by quoted market price:
Tredegar common stock	$(5,118,605)	$5,112,856

Mutual funds	9,361,297	-

Investments at fair value as determined in the audited annual report of the Frank Russell Trust Company:
Actively managed commingled funds	319,905	(18,365,840)

Investments at fair value as determined in the audited annual report of the JP Morgan Asset Management Stable Asset Income Fund:
Common collective trust	(180,057)	-
Net change in fair value	$4,382,539	$(13,252,984)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

NOTE 5.                NONPARTICIPANT–DIRECTED INVESTMENTS

Information about the net assets available for benefits and significant components of the changes in net assets relating to the Tredegar Corporation common stock fund is listed below.  All employer contributions are nonparticipant-directed and are invested in the Tredegar Corporation common stock fund.  All participant and rollover contributions are participant-directed.  All other components listed below are a blend of participant-directed and nonparticipant-directed information.

	2009	2008
Net assets available for benefits:
Money market funds	$-	$719,303

Tredegar common stock	34,796,816	39,309,923
Accrued interest and dividends	88,618	88,147
Accrued expenses	-	(1,580)
	$34,885,434	$40,115,793
Changes in net assets available for benefits:
Additions to net assets attributed to:
Investment income (loss):
Interest	$355	$16,890
Dividends	350,900	353,278
Net appreciation (depreciation) in fair value of investments	(5,118,605)	5,112,856
Other	-	3,926
	(4,767,350)	5,486,950
Contributions:
Employer	2,487,673	2,808,276
Participants’	459,152	520,953
Rollover	-	1,775
	2,946,825	3,331,004
Total additions	(1,820,525)	8,817,954

Deductions from net assets attributed to:
Administrative expenses	37,792	12,673
Benefits paid to participating employees	1,511,817	2,788,434
Transfers to participant-directed investments	1,860,225	3,150,923
Total deductions	3,409,834	5,952,030
Net increase (decrease)	(5,230,359)	2,865,924

Net assets available for benefits:
Beginning of year	40,115,793	37,249,869
End of year	$34,885,434	$40,115,793

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

NOTE 6.                FEDERAL INCOME TAXES

The Internal Revenue Service has determined and informed Tredegar by a letter dated September 25, 2009, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter.  However, the Plan’s administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 7.                 ADMINISTRATIVE EXPENSES

The Plan is responsible for all trustee and investment management fees.  Tredegar pays for all other administrative expenses up to an annual limit of $75,000.  Any expenses in excess of this limit are paid by the Plan.

NOTE 8.                FORFEITURES

Employees who leave Tredegar before becoming fully vested in Tredegar contributions forfeit the value of the nonvested portion of the Tredegar contribution account.  Forfeitures are applied against Tredegar's contributions throughout the year. Forfeitures were $7,272 and $29,000 for the years ended December 31, 2009 and 2008, respectively.  Effective January 1, 2007, the Plan was amended so that participants were immediately vested in subsequent employer matching contributions.

NOTE 9.                 PLAN TERMINATION

Although it has not expressed any intent to do so, Tredegar has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of  Plan termination, participants would become 100 percent vested in their employer contributions.

NOTE 10.              RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

NOTE 11.              DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL STATEMENTS

ASC Topic 820, “Fair Value Measurements and Disclosures”, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access

Level 2 Inputs to the valuation methodology include:

●	quoted prices for similar assets or liabilities in active markets;
●	quoted prices for identical or similar assets or liabilities in inactive markets;
●	inputs other than quoted prices that are observable for the asset or liability
●	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used must maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Money market funds:  Valued at market price which is equivalent to cost.

Common stocks, corporate bonds and U.S government securities: Valued at closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Valued at the net asset value (NAV) of shares held by the plan at year end reported on the active market on which the fund is sold.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

NOTE 11.	DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL STATEMENTS (Continued)

Participant loans:  Valued at amortized cost, which approximates fair value.

Actively managed commingled funds and Common collective trusts:  Valued based on information provided in the audited annual report.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes financial assets measured at fair value on a recurring basis, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value, as of December 31, 2009 and 2008, respectively:

Assets Measured at Fair Value on a Recurring Basis at December 31, 2009

	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable	Balance at
	Identical Assets	Inputs	Inputs	December
	(Level 1)	(Level 2)	(Level 3)	31, 2009

Assets
Mutual Funds	$44,278,013	$-	$-	$44,278,013
Common Stock	34,796,816	-	-	34,796,816
Common Collective Trust	-	8,182,082	-	8,182,082
Participant Loans	-	-	1,980,146	1,980,146

Assets Measured at Fair Value on a Recurring Basis at December 31, 2008

	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable	Balance at
	Identical Assets	Inputs	Inputs	December
	(Level 1)	(Level 2)	(Level 3)	31, 2008

Assets
Money Market Funds	$-	$853,100	$-	$853,100
Common Stock	39,309,923	-	-	39,309,923
Actively Managed Commingled Funds	-	41,757,534	-	41,757,534
Participant Loans	-	-	1,632,503	1,632,503

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

NOTE 11.	DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL STATEMENTS (Concluded)

The following table summarizes the changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2009:

Level 3 Assets
Year Ended December 31, 2009
Participant Loans
Balance, beginning of year	$1,632,503
Purchases, sales, issuances and settlements (net)	347,643
Balance, end of year	$1,980,146

NOTE 12.              INVESTMENT CONTRACT WITH INVESTMENT COMPANY

The Plan entered into a benefit-responsive investment contract with JP Morgan Chase Bank, N.A.  JP Morgan Asset Management maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The investment is included in the statements of net assets available for benefits at fair value as determined using the market approach based on market prices of similar contracts.  The adjustment from fair value to contract value for the investment contract is based on the contract value as reported to the Plan by JP Morgan Asset Management.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 1, because a guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  Contract value, as reported to the Plan by JP Morgan Asset Management, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

NOTE 12.              INVESTMENT CONTRACT WITH INVESTMENT COMPANY (Concluded)

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The fair value of the investment contract at December 31, 2009 was $8,182,082.  The crediting interest rate is based on a formula agreed upon with the issuer.  Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The guaranteed investment contract does not permit the investment company to terminate the agreement prior to the scheduled maturity date.

Average yields:	2009

Based on actual earnings	3.51%
Based on interest rate credited to participants	2.17%

NOTE 13.              RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

12/31/09

Net assets available for benefits per financial statements	$89,560,445
Adjustment from contract value to fair value for guaranteed investment contract	(350,148)
Net assets per Form 5500	$89,210,297

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

NOTE 13.              RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Concluded)

12/31/09

Total additions per financial statements	$12,621,526
Adjustment from contract value to fair value for guaranteed investment contract current year	(350,148)

Total additions per Form 5500	$12,271,378

12/31/09

Net increase per financial statements	$6,049,417
Adjustment from contract value to fair value for guaranteed investment contract current year	(350,148)

Net income per Form 5500	$5,699,269

NOTE 14.              SUBSEQUENT EVENTS

The Company has evaluated all events subsequent to the balance sheet date of December 31, 2009 through the date these financial statements were available to be issued. The Company has determined that there are no subsequent events that require disclosure pursuant to the FASB Accounting Standards Codification.

SUPPLEMENTARY INFORMATION

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)-Schedule I
December 31, 2009
EIN:  54-1497771                                           PN:  002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Tredegar Stock Fund	2,199,546 units	$25,737,804	$34,796,816
	PIMCO Funds Total Return Fund A	468,747 units	**	5,062,468
	JP Morgan Smart Retirement Income Select	4,991 units	**	71,823
	JP Morgan Stable Asset Income Fund	22,030 units	**	8,182,082
	JP Morgan Smart Retirement 2010 Select	287,958 units	**	3,996,863
	JP Morgan Smart Retirement 2015 Select	30,238 units	**	412,139
	JP Morgan Smart Retirement 2020 Select	525,686 units	**	7,080,989
	JP Morgan Smart Retirement 2025 Select	2,389 units	**	30,438
	JP Morgan Smart Retirement 2030 Select	237,220 units	**	3,114,697
	JP Morgan Smart Retirement 2035 Select	3,476 units	**	43,314
	JP Morgan Smart Retirement 2040 Select	69,370 units	**	903,209
	JP Morgan Smart Retirement 2045 Select	520 units	**	6,547
	JP Morgan Smart Retirement 2050 Select	53,519 units	**	674,870
	Eaton Vance Large-Cap Value I	7,390 units	**	124,001
	Columbia Large Cap index Z	604,929 units	**	13,012,040
	American Funds Growth Fund of America R4	31,152 units	**	844,540
	Columbia Mid Cap Value Z	5,581 units	**	61,839
	Morgan Stanley Inst Mid Cap Growth I	13,173 units	**	371,088
	Thornburg International Value R4	88,799 units	**	2,195,106
	American Funds EuroPacific Growth R4	72,730 units	**	2,743,369
	Allianz NFJ Small Cap Value A	82,701 units	**	1,917,838
	Van Kampen Small Cap Growth A	179,982 units	**	1,610,835
*	Participant loans	561 loans 4.25% - 10.50%	-0-	1,980,146

	Total investments			$89,237,057

*	party-in-interest
**	cost omitted for participant-directed investment